UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No. 001-34778

QEP RESOURCES, INC.
EMPLOYEE INVESTMENT PLAN

QEP Resources, Inc.
1050 17th Street, Suite 800
Denver, Colorado 80265

The following audited financial statements are enclosed with this report:

1.	Statements of Net Assets available for Plan Benefits as of December 31, 2016 and 2015.

2.	Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2016 and 2015.

3.
Financial statements and schedules prepared in accordance with the Employee Retirement Income Security Act of 1974 for the fiscal year ended December 31, 2016, are attached as an exhibit to this Form 11-K.

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

AUDITED FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015	3
Notes Accompanying the Financial Statements	4

SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	10

SIGNATURE	11

EXHIBIT INDEX
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
QEP Resources, Inc. Employee Investment Plan

We have audited the accompanying statements of net assets available for benefits of the QEP Resources, Inc. Employee Investment Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the QEP Resources, Inc. Employee Investment Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the QEP Resources, Inc. Employee Investment Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Causey Demgen & Moore P.C.
Denver, Colorado
May 30, 2017

QEP RESOURCES, INC. EMPLOYEE INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
Assets	2016	2015
Investments at fair value:
Cash and cash equivalents	$780,729	$187,860
QEP common stock	14,044,661	11,053,778
Questar common stock	—	7,874,752
Registered investment companies	81,482,181	71,013,005
Common collective trust	11,337,012	11,446,714
Total investments	107,644,583	101,576,109
Notes receivable from participants	1,498,899	1,455,142
Other receivables	—	1,073
Net assets available for benefits	$109,143,482	$103,032,324

See Notes accompanying the Financial Statements.

QEP RESOURCES, INC. EMPLOYEE INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2016	2015
Additions to net assets attributed to:
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	$9,459,757	$(10,987,748)
Dividends and interest	3,411,397	4,273,927
Total investment income (loss)	12,871,154	(6,713,821)

Interest income on notes receivable from participants	62,252	63,150

Contributions:
Employer match, net of forfeitures applied	5,857,869	6,331,701
Participants	6,712,141	7,511,589
Rollover	647,057	707,273
Total contributions	13,217,067	14,550,563
Total additions	26,150,473	7,899,892

Deduction from net assets attributed to:
Distributions	(20,055,262)	(33,486,312)
Administrative fees	15,947	48,234
Total deductions	(20,039,315)	(33,438,078)

Net change in net assets	6,111,158	(25,538,186)

Net assets available for benefit at beginning of year	103,032,324	128,570,510

Net assets available for benefits at end of year	$109,143,482	$103,032,324

See Notes accompanying the Financial Statements.

QEP RESOURCES, INC. EMPLOYEE INVESTMENT PLAN
NOTES ACCOMPANYING THE FINANCIAL STATEMENTS

Note 1 – Plan Description

The following description of the QEP Resources, Inc. Employee Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan for eligible employees of QEP Resources, Inc. (QEP or the Company) and certain subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the Code) and of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan also qualifies as an employee stock ownership plan as defined in Section 4975(e)(7) of the Code. Fidelity Management Trust Company (Fidelity) is the record keeper and trustee for the Plan.

In June 2015, the Company amended the QEP Resources, Inc. Retirement Plan (the Pension Plan) to freeze the Pension Plan effective January 1, 2016. As a result, the Plan was amended in June 2015 to allow the Company to make discretionary contributions in the form of Company Transition Credits to eligible participants. Eligible participants are certain participants who were active participants in the Pension Plan on December 31, 2015.

Effective September 16, 2016, the merger of Questar Corporation with Dominion Resources, Inc. was finalized. Questar stock was sold for $25 per share and delisted from the New York Stock Exchange upon the close of the merger. Any participant holding shares in the Questar Stock Fund in the Plan, as of September 16, 2016, received $25 per share and the fund was closed.

Eligibility and contributions

There is no service period requirement for an employee of a participating employer to participate in the Plan. Participants can make both pre-tax and Roth after-tax contributions. During the years ended December 31, 2016 and 2015, new employees were automatically enrolled at a 4% pre-tax contribution rate until the employee elected to change the contribution rate or elected not to participate. Employees can contribute up to the 401(k) maximum combined pre-tax and Roth limit, plus any catch-up contribution, if they are eligible. The 401(k) maximum combined pre-tax and Roth contribution limit was $18,000 for both 2016 and 2015. The catch-up maximum contribution limit for participants who turned age 50 or older during the Plan year was $6,000 for both 2016 and 2015.

The Company makes contributions that match employee contributions. For the years ended December 31, 2016 and 2015, participants who did not accrue any benefit at any time during the plan year under the Company's Retirement Plan or the Company's Supplemental Retirement Plan (the Pension Plans) received an employer matching contribution equal to 100% of the participant's contributions up to 8% of their eligible compensation. For the year ended December 31, 2016, participants who did accrue benefits under the Company's Supplemental Retirement Plan received an employer matching contribution equal to 100% of a participant's contribution up to 6% of their eligible compensation. For the year ended December 31, 2015, participants who did accrue benefits under the Pension Plans received an employer matching contribution equal to 100% of a participant's contributions up to 6% of their eligible compensation. The Company may, in its sole discretion, make a discretionary contribution that is not a matching contribution to participants who do not accrue any benefit at any time during the Plan year under the Company's Pension Plans. For the year ended December 31, 2016, $277,384 of Company Transition Credits were made by the Company for participants in the Pension Plans as discretionary contributions. For the year ended December 31, 2015, there were no discretionary contributions made by the Company.

Participants may direct the investment of their contributions and employer matching contributions to any of the funds available in the Plan, or if not so directed, the employee contributions or the employer matching contributions are invested in the Investment Fund designated by the Investment Committee as the default investment fund. Some of the individual funds charge redemption fees to individual participants in order to recover the costs associated with short-term investor trading. Some funds have introduced purchase-blocking policies when a participant transfers or realigns out of the particular fund. A purchase-blocking policy requires the participant to wait a specified number of days before transferring or realigning back into the same fund. If employees do not make an investment election, the default investment option for the Plan is the T. Rowe Price Retirement fund that has the target retirement date closest to the year a participant might retire assuming a retirement age of 65.

Notes receivable from participants

Plan participants are allowed two outstanding loans, one to purchase or build a principal residence and one for general purposes. Loan applications are processed every business day and participants are charged a loan processing fee of $50 per loan, paid from the loan proceeds. Plan participants are assessed a $25 annual fee on all outstanding loans, which is billed on a quarterly basis. Plan participants may borrow up to 50% of the value of their vested account balance, not to exceed $50,000, with a minimum loan amount of $1,000. Roth after-tax contributions are included in the calculation of the vested account balances and are available for loans. The interest rate is fixed for the life of the loan at the prime rate plus one percent, and is set at the time the loan is made. Participants can elect loan repayment terms up to five years, or ten years if the loan is to purchase or build a principal residence, and repayment is made by payroll deduction. Upon employment termination, a participant can either elect to repay the loan or treat the remaining loan balance as a taxable distribution.

Payment of benefits and withdrawals

Upon retirement, death, resignation, or other termination, a Plan participant's vested account balance becomes distributable as a lump sum. Plan participants may elect to directly roll over eligible Plan distributions into individual retirement accounts or other qualified plans. Distributions are made in cash from the investment funds, if the participant so elects, and in whole shares of QEP common stock. Fractional shares are paid in cash. If a participant whose account balance is less than $1,000 fails to make a distribution election, the account balance will be distributed to the participant as soon as possible, but not earlier than 60 days after the date on which such participant is advised of the termination election choices. If a participant whose account balance is between $1,000 and $5,000 fails to make a distribution election, the account balance will be converted to cash and rolled over to an Individual Retirement Account set up for the participant. If the account balance is greater than $5,000, the participant may elect to leave the account balance in the Plan until April 1 of the calendar year after the participant reaches age 70 ½, at which point a minimum required distribution must be made. If the participant dies prior to a distribution, the account balance will be distributed within five years after the participant's death unless the beneficiary is the participant's surviving spouse, in which case the beneficiary may elect to delay the distribution until the participant would have attained age 70 ½.

A participant may also elect hardship withdrawals on pre-tax contributions, as defined in the Plan, in certain cases of financial need after all loan capacity has been exhausted. The Plan document explains the rules for withdrawing shares of QEP common stock and funds from participants' accounts, including distributions upon termination of employment, disability or death.

Vesting

Participants are fully vested in all shares and funds purchased with their employee contributions and earnings thereon. Employees must attain age 65 or have one year of service, as defined in the Plan, before any employer contributions are vested. Forfeited balances of terminated participants' non-vested accounts offset future employer contributions. Forfeitures during the years ended December 31, 2016 and 2015, were $15,420 and $22,171, respectively. No amendment to, or termination of, the Plan can reduce employees' interests in their accounts as of the date of the amendment or termination.

Fees

Legal, accounting, certain administrative expenses and a portion of the trustee fees are paid by QEP. Participants are required to pay some administrative fees directly including loan processing fees and outstanding loan fees, redemption fees, commissions, common collective trust fund management fees and administrative fees included in the net asset valuations for the registered investment companies. The Plan calculates quarterly revenue credits for participants based on the Plan's average quarterly balances held by participants invested in eligible funds. Revenue credits are allocated back to participants' accounts on a pro-rata basis approximately three weeks after quarter-end. For the year ended December 31, 2016, total administrative fees and revenue credits netted to a credit of $15,947, which consisted of $78,677 in revenue credits and $62,730 in administrative fees paid by participants. For the year ended December 31, 2015, total administrative fees and revenue credits netted to a credit of $48,234, which consisted of $84,524 in revenue credits and $36,290 in administrative fees paid by participants.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The Financial Statements have been prepared in conformity with Generally Accepted Accounting Principles (GAAP) in the United States on an accrual basis of accounting.

Use of Estimates

The preparation of Financial Statements and Notes in conformity with GAAP requires the Plan administrator to formulate estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 – Fair Value Measurements for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Dividends

While QEP suspended payment of dividends in February 2016, plan participants can elect to receive cash dividends paid on shares of QEP common stock held in their accounts. If no election is made, dividends are reinvested to purchase additional shares of QEP common stock. Currently, reinvested dividend-shares are purchased at market value or are recorded as cash in the participant accounts. Any shares purchased with dividends vest immediately, even if the participant does not yet have a vested right to the underlying shares.

Distributions

Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

Note 3 – Income Tax Status

The Plan received a favorable determination letter dated January 27, 2015, from the Internal Revenue Service (IRS) as to the qualified status of the Plan. Since receiving the determination letter, the Plan has been restated and a new determination letter has been requested from the IRS. However, the Plan Administrator believes that the Plan, as restated, is currently designed and being operated in compliance with the applicable requirements of the Code.  Accordingly, the financial statements contain no provision for a tax liability.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 4 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to numerous risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5 – Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:     Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted market prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:     Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Investments in QEP and Questar common stock: Investments in QEP (and Questar stock as of December 31, 2015) are valued at published market prices per share.

Cash and cash equivalents and investments in registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Investments in common collective trust: Valued at NAV of units of a bank collective trust held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Common stock funds
QEP Stock Fund	$14,044,661	$—	$—	$14,044,661
Cash and cash equivalents	780,729	—	—	780,729
Registered investment companies	81,482,181	—	—	81,482,181
Total assets in the fair value hierarchy	96,307,571	—	—	96,307,571
Investments measured at net asset value (1)	—	—	—	11,337,012
Investments at fair value	$96,307,571	$—	$—	$107,644,583

	December 31, 2015
Common stock funds
QEP Stock Fund	$11,053,778	$—	$—	$11,053,778
Questar Stock Fund	7,874,752	—	—	7,874,752
Cash and cash equivalents	187,860	—	—	187,860
Registered investment companies	71,013,005	—	—	71,013,005
Total assets in the fair value hierarchy	90,129,395	—	—	90,129,395
Investments measured at net asset value (1)	—	—	—	11,446,714
Investments at fair value	$90,129,395	$—	$—	$101,576,109
_______________________

(1)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2016 and 2015, respectively.

Instrument	Fair Value	Unfunded Commitments	Redemption frequency	Redemption notice period
December 31, 2016
Collective Trust	$11,337,012	N/A	Daily	N/A

December 31, 2015
Collective Trust	$11,446,714	N/A	Daily	N/A

Note 6 – Exempt Party-in-Interest Transactions

The Plan allows for investment in QEP common stock. QEP is the Plan sponsor; therefore, transactions in QEP common stock qualify as party-in-interest transactions. During the year ended December 31, 2016, the Plan did not receive dividends on shares of QEP common stock due to the suspension of dividends by the Board of Directors. During the year ended December 31, 2015, the Plan received dividends of $65,871 on shares of QEP common stock. During the year ended December 31, 2016, there were no purchases or in-kind contributions of QEP common stock. During the year ended December 31, 2015, purchases and in-kind contributions of QEP common stock were $763,942. During the year ended December 31, 2016 and 2015, transactions involving contributions and distributions of QEP common stock netted to a distribution of $630,664 and $3,253,216, respectively.

Certain Plan investments are in funds managed by Fidelity, which was the trustee of the Plan during the years ended December 31, 2016 and 2015. Because the Plan pays certain fees to this party these transactions qualify as party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce or discontinue its employer contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 8 – Reconciliation Between Financial Statements and Form 5500

A reconciliation of net change in net assets per the financial statements for the year ended December 31, 2015, to the Form 5500 follows:

December 31,
2015
Net change in net assets per the financial statements	$(25,538,186)
Adjustment from fair value to contract value for investments in common collective trust	(171,357)
Net change in net assets per Form 5500	$(25,709,543)

QEP Resources, Inc. Employee Investment Plan
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
EIN # 87-0287750; Plan Number 002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(d) Cost	(e) Current value at December 31, 2016
	Company common stock:
*	QEP Resources, Inc.	QEP Stock Fund	**	$14,044,661
	Cash and cash equivalents and registered investment companies:
	Allianz NFJ	Small Cap Value Fund	**	1,586,411
	American Funds	EuroPacific Growth R6	**	3,040,025
	Columbia	Acorn International Y	**	351,543
	MFS	Value R6 Fund	**	4,200,412
	Janus	Triton I Fund	**	3,731,917
	PIMCO	Total Return Institutional Fund	**	3,142,117
	T. Rowe Price	Mid Cap Growth Fund	**	5,165,097
	Vanguard	REIT Index Institutional Fund	**	2,796,904
*	Fidelity	Capital & Income Fund	**	2,774,485
	Oakmark	Equity & Income Investor	**	7,319,876
	JP Morgan	Large Cap Growth R6	**	4,556,843
	JP Morgan	Mid Cap Value Fund	**	2,820,029
*	Fidelity	500 Index Institutional	**	9,675,736
*	Fidelity	Extended Market Index Fund	**	879,428
	T. Rowe Price	Retirement 2015	**	808,475
	T. Rowe Price	Retirement 2025	**	5,181,764
	T. Rowe Price	Retirement 2035	**	3,234,296
	T. Rowe Price	Retirement 2045	**	3,217,460
	T. Rowe Price	Retirement 2055	**	1,481,169
	T. Rowe Price	Retirement 2050	**	3,271,839
	DWS	Alternative Asset Allocation Fund Asset Alloc Institutional Class	**	155,499
	T. Rowe Price	Retirement Balanced	**	920,909
	T. Rowe Price	Retirement 2040	**	3,046,546
	T. Rowe Price	Retirement 2030	**	2,798,016
	T. Rowe Price	Retirement 2020	**	4,731,877
	T. Rowe Price	Retirement 2010	**	256,360
	T. Rowe Price	Retirement 2060	**	60,657
	Oppenheimer	Developing Market I	**	276,491
*	Fidelity	Retirement Government Money Market	**	780,729
	Common/collective trust:
	Wells Fargo	Stable Return Fund C	**	11,337,012
*	Notes receivable from participants	Interest rates from 4.25% to 9.25%, various maturity dates	—	1,498,899
				$109,143,482
*	Indicates party-in-interest to the Plan.
**	Investments are participant-directed, therefore, cost information is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QEP RESOURCES, INC.
EMPLOYEE BENEFITS COMMITTEE

May 30, 2017	/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and Chief Financial Officer